SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 May 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM dated 07 May 2020

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2020 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Thursday 7 May 2020.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2019	148,239,046	100.00%	3,707	0.00%	148,242,753	81.16	374,228
2	Directors' Remuneration Policy	112,098,213	77.14%	33,210,269	22.86%	145,308,482	79.55	3,308,499
3	Directors' Remuneration Report 2019	143,279,761	96.49%	5,212,375	3.51%	148,492,136	81.30	124,844
4(a)	Election of Arthur de Haast as a Director	146,129,901	98.35%	2,458,726	1.65%	148,588,627	81.35	28,354
4(b)	Re-election of Keith Barr as a Director	148,193,170	99.73%	397,943	0.27%	148,591,113	81.35	25,868
4(c)	Re-election of Anne Busquet as a Director	147,996,823	99.60%	593,509	0.40%	148,590,332	81.35	26,649
4(d)	Re-election of Patrick Cescau as a Director	143,382,751	96.83%	4,687,611	3.17%	148,070,362	81.07	546,619
4(e)	Re-election of Ian Dyson as a Director	144,001,240	97.68%	3,415,910	2.32%	147,417,150	80.71	1,199,831
4(f)	Re-election of Paul Edgecliffe-Johnson as a Director	148,146,942	99.70%	444,792	0.30%	148,591,734	81.35	25,247
4(g)	Re-election of Jo Harlow as a Director	144,718,686	97.39%	3,872,832	2.61%	148,591,518	81.35	25,463
4(h)	Re-election of Elie Maalouf as a Director	148,191,691	99.73%	399,211	0.27%	148,590,902	81.35	26,079
4(i)	Re-election of Luke Mayhew as a Director	145,584,587	97.98%	3,004,847	2.02%	148,589,434	81.35	27,547
4(j)	Re-election of Jill McDonald as a Director	147,516,361	99.27%	1,077,669	0.73%	148,594,030	81.35	22,951
4(k)	Re-election of Dale Morrison as a Director	147,371,364	99.18%	1,221,490	0.82%	148,592,854	81.35	24,127
5	Reappointment of Auditor	145,960,098	98.22%	2,640,703	1.78%	148,600,801	81.36	16,179
6	Remuneration of Auditor	148,258,445	99.77%	337,003	0.23%	148,595,448	81.35	21,533
7	Political donations	144,609,078	97.34%	3,958,414	2.66%	148,567,492	81.34	49,489
8	Amendment of Long Term Incentive Plan Rules	112,262,970	77.26%	33,038,347	22.74%	145,301,317	79.55	3,315,664
9	Allotment of shares	136,607,513	91.94%	11,983,493	8.06%	148,591,006	81.35	25,975
10	Disapplication of pre-emption rights	148,073,121	99.89%	165,077	0.11%	148,238,198	81.16	378,783
11	Further disapplication of pre-emption rights	147,492,976	99.50%	742,121	0.50%	148,235,097	81.16	381,883
12	Authority to purchase own shares	147,848,504	99.50%	743,410	0.50%	148,591,914	81.35	25,066
13	Notice of General Meetings	141,151,661	94.99%	7,449,168	5.01%	148,600,829	81.36	16,152
14	Adoption of new Articles of Association	148,557,418	99.98%	22,404	0.02%	148,579,822	81.34	37,159

During 2019, the Remuneration Committee consulted extensively with IHG's largest shareholders, proxy advisors and shareholder representative organisations on the proposed Directors' Remuneration Policy (Resolution 2) and increase to the maximum award limits under the Long Term Incentive Plan rules (Resolution 8).

The Board was pleased to note that 77.14% of shareholders voted in support of the proposed Policy. Accordingly, the Policy will take effect for three years from 2020, and will be implemented by the Remuneration Committee in an appropriate manner in the context of the evolving economic environment.

The Board acknowledges that some shareholders had concerns with the Policy, in part due to the provision for an increased potential Long Term Incentive Plan (LTIP) maximum award, with 22.86% of shareholders voting against Resolution 2 and 22.74% voting against Resolution 8. The Board believes that the commercial rationale for this increase is critical to the retention and development of talent in order to drive the long-term success of the business.

As noted in the 2020 Notice of AGM, awards for the 2020/22 LTIP cycle will be made at the historical level of 205%, rather than at the increased maximum level of 350% (CEO) and 275% (other Executive Directors) provided for under the approved Policy. This award will be subject to the existing discretion of the Remuneration Committee to adjust the formulaic outcomes at vesting to ensure alignment with business results.

The Board will engage with shareholders in relation to these matters in the coming months. As part of this consultation, the Board will, as required by the Corporate Governance Code, seek to understand the reasons behind the votes against the Policy, and will provide an update within six months of the Annual General Meeting.

Notes:

1.   The 'For' vote includes those giving the Chair discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 10 to 14 are special resolutions.

4.   IHG's total issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,061,408 ordinary shares are held in treasury. The total number of voting rights in the Company is 182,656,312.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:
Investor Relations (Stuart Ford; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns approximately 5,900 hotels and nearly 882,000 guest rooms in more than 100 countries, with almost 2,000 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	07 May 2020